     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2000



                                                      REGISTRATION NO. 333-95065

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                     -------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                     -------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                     -------------------------------------

A. EXACT NAME OF TRUST:


                              EQUITY INVESTOR FUND
                 SELECT S&P INDUSTRIAL PORTFOLIO 2000 SERIES B
                              DEFINED ASSET FUNDS


B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                           SALOMON SMITH BARNEY INC.
                           DEAN WITTER REYNOLDS INC.
                            PAINEWEBBER INCORPORATED

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,              SALOMON SMITH BARNEY INC.
     FENNER & SMITH                    388 GREENWICH STREET
      INCORPORATED                          23RD FLOOR
   DEFINED ASSET FUNDS                  NEW YORK, NY 10013
      P.O. BOX 9051
PRINCETON, NJ 08543-9051

PAINEWEBBER INCORPORATED
   1285 AVENUE OF THE
        AMERICAS
   NEW YORK, NY 10019                                 DEAN WITTER REYNOLDS INC.
                                                           TWO WORLD TRADE
                                                         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051
                                                          MICHAEL KOCHMANN
                                                          388 GREENWICH ST.
                                                         NEW YORK, NY 10013

                                  COPIES TO:
    ROBERT E. HOLLEY        PIERRE DE SAINT PHALLE,      DOUGLAS LOWE, ESQ.
   1285 AVENUE OF THE                ESQ.             DEAN WITTER REYNOLDS INC.
        AMERICAS             450 LEXINGTON AVENUE          TWO WORLD TRADE
   NEW YORK, NY 10019         NEW YORK, NY 10017         CENTER--59TH FLOOR
                                                         NEW YORK, NY 10048

E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.


/X/ Check box if it is proposed that this Registration Statement shall become effective upon filing on April 3, 2000, pursuant to Rule 487.


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                           DEFINED ASSET FUNDS--REGISTERED TRADEMARK--
                           ----------------------------------------------------


                           EQUITY INVESTOR FUND
                           SELECT S&P INDUSTRIAL PORTFOLIO
                           2000 SERIES B
                           (A UNIT INVESTMENT TRUST)
                           -  TOTAL RETURN FROM:
                           --  CAPITAL APPRECIATION
                           --  CURRENT DIVIDEND INCOME
                           -  OPTIONAL REINVESTMENT OF CASH DISTRIBUTIONS

SPONSORS:
MERRILL LYNCH,             -----------------------------------------------------
PIERCE, FENNER & SMITH     The Securities and Exchange Commission has not
INCORPORATED               approved or disapproved these Securities or passed
SALOMON SMITH BARNEY INC.  upon the adequacy of this prospectus. Any
PAINEWEBBER INCORPORATED   representation to the contrary is a criminal offense.
DEAN WITTER REYNOLDS INC.  Prospectus dated April 3, 2000.

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Defined Asset Funds-SM-
Defined Asset Funds-Registered Trademark- is America's oldest and largest family of unit investment trusts, with over $160 billion sponsored over the last 28 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:
  - A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  - Fixed Portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  - Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  - Professional Research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  - Ongoing Supervision: We monitor each portfolio on an ongoing basis.
No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

CONTENTS
                                        PAGE
                       ---------------------


Risk/Return Summary..........     3
What You Can Expect From Your
  Investment.................     8
  Income.....................     8
  Records and Reports........     8
The Risks You Face...........     8
  Concentration Risk.........     8
  Litigation and Legislation
    Risks....................     8
Selling or Exchanging
  Units......................     9
  Sponsors' Secondary
    Market...................     9
  Selling Units to the
    Trustee..................     9
  Rollover/Exchange Option...    10
How The Fund Works...........    11
  Pricing....................    11
  Evaluations................    11
  Income.....................    11
  Expenses...................    12
  Portfolio Changes..........    13
  Portfolio Termination......    13
  No Certificates............    13
  Trust Indenture............    13
  Legal Opinion..............    14
  Auditors...................    14
  Sponsors...................    15
  Trustee....................    15
  Underwriters' and Sponsors'
    Profits..................    15
  Public Distribution........    16
  Code of Ethics.............    16
  Year 2000 Issues...........    16
  Advertising and Sales
    Material.................    16
Taxes........................    17
Supplemental Information.....    19
Financial Statements.........    20
  Report of Independent
    Accountants..............    20
  Statement of Condition.....    20

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RISK/RETURN SUMMARY


 1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
  - The Portfolio seeks total return through a combination of current dividend income and capital appreciation.

  -  Its strategy is to invest in a fixed
     portfolio of approximately equal amounts of the 15 highest dividend-yielding common stocks in a pre-screened subgroup of the Standard & Poor's Industrial
     Index.

     You can participate in the Portfolio by
     purchasing units. Each unit represents
     an equal share of the stocks in the
     Portfolio and receives an equal share of dividend income.

 2.  WHAT IS THE PORTFOLIO'S INVESTMENT
     STRATEGY?

  -  We selected the 15 stocks in the
     Portfolio through the following
     screening process.



    -- We began with the Standard & Poor's
        Industrial Index.

    -- Next, we chose securities ranked either
       A or A+ by Standard & Poor's Earnings
        and Dividend Rankings for Common Stock.
        Standard & Poor's determines its stock
        ratings primarily on the growth and
        stability of per-share earnings and
        dividends. It assigns a symbol to each
        stock, which ranges from A+ for the
        highest ranked stocks to D for those
        stocks Standard & Poor's considers to
        be the most speculative. These rankings
        are not intended to predict stock price
        movements.

    -- To prevent overlap with other Defined
        Asset Fund Portfolios offered by the
        Sponsors, we eliminated any stocks also
        included in the Dow Jones Industrial
        Average (DJIA).

    -- We then ranked the remaining stocks by market capitalization from highest to lowest and eliminated the lowest 25 percent. This allows the Portfolio to avoid smaller, less liquid issues.

    -- From these stocks we selected the 15
        stocks with the highest dividend
        yields, the prices of which may be
        undervalued.


  -  The Portfolio plans to hold the stocks
     in the Portfolio for about one year. At
     the end of the year, we will liquidate
     the Portfolio and apply the same
     Strategy to select a new portfolio, if
     available.

  -  Each Select S&P Industrial Portfolio is
     designed to be part of a longer term
     strategy. We believe that more
     consistent results are likely if the
     Strategy is followed for at least three
     to five years but you are not required
     to stay with the Strategy or to roll
     over your investment. You can sell your
     units any time.

 3.  WHAT INDUSTRIES ARE REPRESENTED IN THE
     PORTFOLIO?

     Based upon the principal business of
     each issuer and current market values,
     the Portfolio represents the following
     industries:


  -  Food Processing                      20%
  -  Consumer Products                   13
  -  Brewery                               7
  -  Chemicals-Diversified                  7
  -  Electric Products                       7
  -  Food-Retail                            7
  -  Medical-Drugs                         7
  -  Office Automation & Equipment       7
  -  Retail                                 7
  -  Diversified Operations                 6
  -  Instruments-Controls                   6
  -  Telephone-Local                       6


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                               Defined Portfolio
-------------------------------------------------------------------

Equity Investor Fund

Select S&P Industrial Portfolio 2000 Series B

Defined Asset Funds


                                                                                                   PRICE
                                        TICKER          PERCENTAGE             CURRENT           PER SHARE         COST TO
NAME OF ISSUER                          SYMBOL       OF PORTFOLIO (1)    DIVIDEND YIELD (2)    TO PORTFOLIO     PORTFOLIO (3)
------------------------------------------------------------------------------------------------------------------------------
 1. ConAgra, Inc.                         CAG                  6.66%            4.49%          $    18.1250      $   19,575.00

 2. Newell Rubbermaid, Inc.               NWL                  6.75             3.39                24.8125          19,850.00

 3. The May Department Stores
   Company                                MAY                  6.69             3.26                28.5000          19,665.00

 4. Emerson Electric Company              EMR                  6.65             2.70                52.8750          19,563.75

 5. Pitney Bowes, Inc.                    PBI                  6.69             2.55                44.6875          19,662.50

 6. Air Products and Chemicals,
   Inc.                                   APD                  6.58             2.53                28.4375          19,337.50

 7. The Clorox Company                    CLX                  6.63             2.46                32.5000          19,500.00

 8. Albertson's, Inc.                     ABS                  6.85             2.45                31.0000          20,150.00

 9. Bestfoods                             BFO                  6.69             2.26                46.8125          19,661.25

10. Abbott Laboratories                   ABT                  6.70             2.16                35.1875          19,705.00

11. Textron, Inc.                         TXT                  6.62             2.14                60.8750          19,480.00

12. Hershey Foods Corporation             HSY                  6.63             2.13                48.7500          19,500.00

13. Johnson Controls, Inc.                JCI                  6.44             2.07                54.0625          18,921.88

14. ALLTEL Corporation                    AT                   6.65             2.03                63.0625          19,549.38

15. Anheuser-Busch Companies, Inc.        BUD                  6.77             1.93                62.2500          19,920.00
                                                        -----------                                              -------------
                                                             100.00%                                             $  294,041.26
                                                        ===========                                              =============


----------------------------
(1) Based on Cost to Portfolio.

(2) Current Dividend Yield for each security was calculated by annualizing the last monthly, quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on March 31, 2000.


(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on March 31, 2000, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.


                          ----------------------------

The securities were acquired on March 31, 2000 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Portfolio. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                          ----------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

 4.  WHAT ARE THE SIGNIFICANT RISKS?
     YOU CAN LOSE MONEY BY INVESTING IN THE
     PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS
     REASONS, INCLUDING:
  -  The common stocks in the Portfolio
     generally have attributes that have
     caused them to have lower prices or
     higher dividend yields relative to other equity securities in the subgroup.
     For example:

    -- the issuers may be having financial
       problems;

    -- the stocks may be out of favor with the market because of weak performance, poor earnings forecasts or negative publicity;

    -- the stocks may be reacting to general market cycles.


  -  The market factors that caused the
     relatively low prices and high dividend
     yields of the stocks may not change.

  - Because the Portfolio is concentrated in stocks of the food industry, adverse developments in this industry may affect the value of the units.

  -  Stock prices can be volatile.

  -  Dividend rates on the stocks or share
     prices may decline during the life of the Portfolio.

  - The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed or they may no longer be included in the Standard & Poor's
     Industrial Index.

 5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
     Yes, if you want current dividend income and capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers in a variety of industries.

     The Portfolio is NOT appropriate for you if you are not comfortable with the Strategy or are unwilling to take the risk involved with an equity investment.
     It may not be appropriate for you if you are seeking preservation of capital or high current income.

 6.  WHAT ARE THE PORTFOLIO'S FEES AND
     EXPENSES?
     This table shows the costs and expenses
     you may pay, directly or indirectly, when you invest in the Portfolio.

     ESTIMATED ANNUAL OPERATING EXPENSES



                                        .088%          $0.87
     Trustee's Fee
                                        .071%          $0.70
     Portfolio Supervision,
     Bookkeeping and
     Administrative Fees
                                      AS A % OF        AMOUNT
                                         NET         PER 1,000
                                       ASSETS          UNITS
                                      ---------      ---------
                                        .063%          $0.62
     Other Operating Expenses
                                        .250%          $2.48
     Creation and Development
     Fee
                                      ------           -----
                                        .472%          $4.67
     TOTAL



     The Creation and Development Fee
     (estimated $.00248 per unit)
     compensates the Sponsors for the
     creation and development of the
     Portfolio and is computed based on
     the Portfolio's average daily net
     asset value through the date of
     collection. This fee historically had
     been included in the sales fee.

     ORGANIZATION COSTS per 1,000 units           1.$43
     (deducted from Portfolio assets at
     the close of the initial offering
     period)

     INVESTOR FEES
                                                           2.50%
     Maximum Sales Fee (Load) on new
     purchases (as a percentage of $1,000
     invested)



     You will pay an up-front sales fee of
     approximately 1.00%, as well as a total
     deferred sales fee of $15.00 ($1.50 per 1,000 units deducted from the Portfolio's net asset value May 15, 2000, June 1, 2000 and thereafter on the first of each month through February 1, 2001).

     EXAMPLE
     This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
     The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



     1 Year  3 Years  5 Years  10 Years
      $314    $761    $1,233    $2,538



     The aggregate fees and expenses will not exceed the applicable NASD limit which is 6.25% of the initial public offering price.

 7.  HOW HAVE S&P INDUSTRIAL PORTFOLIOS PERFORMED IN THE PAST?

    The following table shows the actual annualized pre-tax returns to investors of prior Portfolios. The returns assume that investors reinvested all dividends and paid the maximum sales fees. The table also shows returns for the latest completed portfolios (through termination, not rollover), which are, in some cases, higher than the cumulative performance figures because market prices have declined since their completion dates. These figures reflect terminations through the quarter ended December 31, 1999. A portfolio may underperform for a variety of reasons. For example, portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. Of course, past performance is no guarantee of future results.

          CUMULATIVE PERFORMANCE
             (INCLUDING ANNUAL
        ROLLOVERS) THROUGH 12/31/99       LATEST COMPLETED PORTFOLIO
        ---------------------------   ----------------------------------
           STARTING     ANNUALIZED                            ANNUALIZED
SERIES       DATE         RETURN             TERM               RETURN
------  --------------  -----------          ----             ----------
A       1/22/97             8.02%         2/9/98-3/19/99         5.92%
B       2/24/97             7.91         3/23/98-4/23/99         6.13
C       4/21/97             9.72          4/27/98-6/4/99        12.29
D       6/9/97              1.32         6/15/98-7/23/99         7.93
E       7/21/97             0.99         7/27/98-8/27/99         1.39
F       9/8/97              7.51        9/14/98-10/15/99        -1.91
G       10/20/97            2.73        10/26/98-12/3/99         5.03
H       12/2/97            -0.30          12/2/97-1/8/99        17.47
J       1/8/98             -1.21           1/8/98-2/8/99        10.13

 8. HOW WOULD THE STRATEGY HAVE PERFORMED HISTORICALLY?

    The following table compares constructed performance of the Strategy Stocks (but not of any actual Portfolio) with actual performance of three general market indexes. Portfolio performance may vary from that of the indexes shown below for a variety of reasons. For example, the Portfolio has invested in a limited subset of index stocks, and therefore its performance may not keep pace with index performance to the extent the index is driven by stocks not held in the Portfolio. In addition, the Portfolio stocks may have been chosen for specific characteristics that are at odds with the characteristics of the stocks driving the market at a given time. For example, we may have chosen value stocks at a time when growth stocks are performing well. This constructed performance is no assurance of future results of either the Strategy or any Portfolio.
                         COMPARISON OF TOTAL RETURNS(1)
        (STRATEGY FIGURES REFLECT DEDUCTION OF SALES FEES AND EXPENSES)

                                                                                                         DOW JONES
         YEAR                       STRATEGY (2)      S&P INDUSTRIAL INDEX    S&P 500 INDEX      INDUSTRIAL AVERAGE (DJIA)
----------------------           ------------------   --------------------   ----------------   ----------------------------
1973                                    -20.13%              -14.61%              -14.66%                  -13.12%
1974                                     -5.35               -26.54               -26.47                   -23.14
1975                                     40.63                36.78                36.92                    44.40
1976                                     30.89                22.59                23.53                    22.72
1977                                     -6.53                -8.20                -7.19                   -12.71
1978                                      6.06                 7.50                 6.39                     2.69
1979                                     26.47                18.40                18.02                    10.52
1980                                     18.23                32.98                31.50                    21.41
1981                                      7.67                -6.69                -4.83                    -3.40
1982                                     25.87                20.14                20.26                    25.79
1983                                     24.72                22.79                22.27                    25.68
1984                                     12.34                 4.09                 5.95                     1.06
1985                                     29.98                30.08                31.43                    32.78
1986                                     28.78                18.54                18.37                    26.91
1987                                      2.52                 9.13                 5.67                     6.02
1988                                     42.04                15.80                16.58                    15.95
1989                                     35.40                29.30                31.11                    31.71
1990                                      0.96                -0.84                -3.20                    -0.57
1991                                     27.06                30.39                30.51                    23.93
1992                                     11.50                 5.63                 7.67                     7.34
1993                                      2.28                 8.90                 9.97                    16.72
1994                                     11.41                 3.75                 1.30                     4.95
1995                                     36.68                34.26                37.10                    36.48
1996                                     12.25                22.70                22.69                    28.57
1997                                     33.34                30.80                33.10                    24.78
1998                                     15.10                33.43                28.34                    18.00
1999                                    -13.10                25.66                20.89                    27.01
25 YEAR AVERAGE
  ANNUAL RETURN                          17.52                17.16                17.02                    16.72
27 YEAR AVERAGE
  ANNUAL RETURN                          14.96                13.81                13.68                    13.68

----------------------------

(1) To compute Total Returns, we add changes in market value and dividends that would have been received during the year, and divide the sum by the opening market value for the year. Return from a Portfolio will differ from constructed Strategy returns for several reasons including the following:

    - each Portfolio bears brokerage commissions in buying and selling stocks; Strategy returns do not reflect any commissions;

    - Strategy returns are for calendar years, while Portfolios begin and end on various dates;

    - units are bought and sold based on the closing stock prices on the exchange, while Portfolios may buy and sell stocks at prices during the trading day;

    - Portfolios may not be fully invested at all times; and

    - stocks in a Portfolio may not be weighted equally at all times.

(2) When we ranked the common stocks by dividend yields (as described on page
    3), we based the yields on the latest dividend and the stock price at the market opening on the first trading day of the year.

 9.  IS THE PORTFOLIO MANAGED?
     Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsors monitor the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so.

10.  HOW DO I BUY UNITS?

     The minimum investment is $250.

     You can buy units from any of the
     Sponsors. The Sponsors are listed later in this prospectus.

     UNIT PRICE PER 1,000 UNITS         $999.90
     (as of March 31, 2000)

     Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown on page
     4, to which no sales fee has been applied.
     The Portfolio stocks are valued by the
     Trustee on the basis of their closing
     prices at 4:00 p.m. Eastern time every
     business day. Unit price changes every day with changes in the prices of the stocks.

11.  HOW DO I SELL UNITS?

     You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.

12.  HOW ARE DISTRIBUTIONS MADE AND TAXED?

     The Fund pays distributions of any
     dividend income, net of expenses, on the 25th of August, October and December,
     2000, and February, 2001, if you own units on the 10th of those months. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of when you receive distributions and regardless of whether you reinvest your dividends in the Portfolio. A portion of the dividend payments may be used to pay expenses of the Portfolio. Distributions to foreign investors will generally be subject to withholding taxes.

13.  WHAT OTHER SERVICES ARE AVAILABLE?

     REINVESTMENT
     You may choose to reinvest your
     distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.

     EXCHANGE PRIVILEGES
     You may exchange units of this Portfolio for units of certain other Defined Asset
     Funds. You may also exchange into this
     Portfolio from certain other funds. We
     charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME

The Portfolio will pay to you any income it has received four times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:
  - changes in the Portfolio because of additional securities purchased or sold;
  - a change in the Portfolio's expenses; and
  - the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:
- a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
- a final report on Portfolio activity; and
- annual tax information. THIS WILL ALSO BE SENT TO THE IRS. YOU MUST REPORT THE AMOUNT OF INCOME RECEIVED DURING THE YEAR. PLEASE CONTACT YOUR TAX ADVISOR IN THIS REGARD.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in stocks of the food industry, including manufacturers and retailers of packaged foods, processors of agricultural products and food distributors.
  - The value of food industry equity securities, as well as the ability of the issuers to pay dividends may be affected by sensitivity of revenues, earnings and financial condition to economic conditions, changing consumer demands or preferences, fluctuations in the prices of agricultural commodities, fluctuations in the cost of raw materials such as packaging and the ability to increase the price of products to keep up with inflation.
  - Revenues and earnings can also be affected by extensive competition resulting in lost sales or lower price margins.
  - Food companies are subject to regulation under various federal laws, including the Food, Drug and Cosmetic Act, as well as state, local and foreign laws and regulations. Costs associated with complying with regulatory restrictions could adversely affect earnings.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

  - reducing the dividends-received deduction or
  - increasing the corporate tax rate resulting in less money available for dividend payments.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:
  - ADDING the value of the Portfolio Securities, cash and any other Portfolio assets;
  - SUBTRACTING accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  - DIVIDING the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the agent for the Sponsors will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution "in kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in-kind.

There could be a delay in paying you for your units:
  - if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  - if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  - for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION

When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next S&P Industrial Portfolio if one is available.


If you hold your Units with one of the Sponsors and notify your financial adviser by April 13, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Select S&P Industrial Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you so choose, an in-kind distribution) after the Portfolio terminates.



If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next S&P Industrial Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next S&P Industrial Portfolio.



The Portfolio will terminate by May 18, 2001. However, the Sponsors may extend the termination date for a period no longer than 30 days without notice to Unit holders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.


If you continue to hold your Units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset

Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:
  - cost of initial preparation of legal documents;
  - federal and state registration fees;
  - initial fees and expenses of the Trustee;
  - initial audit; and
  - legal expenses and other out-of-pocket expenses.
The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.

The deferred sales fee is generally a monthly charge of $1.50 per 1,000 units and is accrued in ten monthly installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME
- The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
- Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:
  - for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
  - costs of actions taken to protect the Portfolio and other legal fees and expenses;
  - expenses for keeping the Portfolio's registration statement current; and
  - Portfolio termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 70 CENTS per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsors.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

Standard & Poor's is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Defined Asset Funds. The Portfolio is not sponsored, managed, sold or promoted by Standard & Poor's.

S&P receives a minimal annual fee from the Portfolio to cover its license to the agent for the Sponsors of the use of the trademarks and trade names "Standard & Poor's", "S&P" and other trademarks and trade names, and the S&P Industrial Index.

The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.


The maximum sales fee is 2.50%. If you hold units in certain eligible accounts offered by certain Sponsors, you will pay no sales fee. Employees and non-employee directors of the Sponsors may be charged a reduced sales fee of no less than $5.00 per 1,000 Units. If your aggregate sales fee is less than the deferred sales fee, you will be given additional units which will decrease the effective maximum sales fee to the amount shown below.


The maximum sales fee is effectively reduced if you invest as follows:

                      YOUR MAXIMUM SALES
   IF YOU INVEST:        FEE WILL BE:
   --------------     ------------------
Less than $50,000            2.50%
$50,000 to $99,999           2.25%
$100,000 to $249,999         1.75%
$250,000 to $999,999         1.50%
$1,000,000 or more           0.75%

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsors will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES


If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which may affect the composition of the portfolio.


We decide whether to offer for sale units that we acquire in the secondary market after reviewing:
  - diversity of the Portfolio;
  - size of the Portfolio relative to its original size;
  - ratio of Portfolio expenses to income; and
  - cost of maintaining a current prospectus.

If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract among the Sponsors and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
  - to cure ambiguities;
  - to correct or supplement any defective or inconsistent provision;
  - to make any amendment required by any governmental agency; or
  - to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
  - it fails to perform its duties;
  - it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  - the Sponsors determine that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsors without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
  - remove it and appoint a replacement Sponsor;
  - liquidate the Portfolio; or
  - continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsors.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors are:
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051
SALOMON SMITH BARNEY INC. (an indirectly wholly-owned subsidiary of Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013
DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Chase Manhattan Bank, Unit Investment Trust Department, 4 New York Plaza--6th Floor, New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsors will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsors for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.


During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. The profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuation in the price per unit, a loss of $239.70 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.


PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Prudential Securities Incorporated, which will participate only in rollover sales, will receive a preferred dealer concession of $13.00 per 1,000 units of this Portfolio.

CODE OF ETHICS


The Portfolio and the Agent for the Sponsors have each adopted a code of ethics requiring pre-clearance and reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portflio and to proivde reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.


YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the "Year 2000 Problem"). To date we are not aware of any major operational difficulties resulting from the computer system changes necessary to prepare for the Year 2000. However, there can be no assurance that the Year 2000 Problem will not adversely affect the issuers of the securities contained in the Portfolio. We cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES MATERIAL

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Advertising and sales literature may contain cumulative past performance of the hypothetical Strategy, either in dollars or average annualized returns (changes in market prices with dividends reinvested at year ends) for various periods, compared to the Standard & Poor's 500 Index, the S&P Industrial Index and the Dow Jones Industrial Average. Strategy figures reflect deduction of Portfolio sales charges and estimated expenses. Sales material may also illustrate hypothetical Strategy results of regular accumulations and withdrawals of specified sums and discuss possible tax savings.

This contrarian Strategy is based on principles that time in the market is more important than timing the market, the stocks to buy are the ones others are selling, and dividends can be an important part of total return. It seeks to identify stocks that may be undervalued or out of favor. While indexing attempts to mirror market trends, the Portfolio's screening process selects stocks from a major index for a combination of value, capital appreciation potential and current dividend income. Because of this disciplined screening process, investors are relieved of making individual buy and sell decisions.

Sales literature and articles may include brief descriptions of the principal businesses of the companies represented in the Portfolio and the research analysis of why they were selected. In addition, they may include research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing those recommendations.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange your units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.


If you elect to roll over your investment in the Portfolio by April 13, 2001, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize gain or loss with respect to your share of those Securities that are rolled over, and your basis in those Securities will remain the same as before the rollover.



If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next S&P Industrial Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next S&P Industrial Portfolio.


If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR TAX BASIS IN THE SECURITIES

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales charges, organizational expenses or by any portion of the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis for Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities and your holding period for the distributed Securities will include your holding period in your units.

EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (including the appropriate portion of the Creation and Development Fee), but only to the extent that your share of the expenses together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $128,950 ($64,475 for a married person filing separately).

STATE AND LOCAL TAXES

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

FOREIGN INVESTORS


If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.


RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Select S&P Industrial Portfolio 2000 Series B, Defined Asset Funds (the "Portfolio"):



We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of April 3, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of April 3, 2000 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
New York, NY
April 3, 2000



                   STATEMENT OF CONDITION AS OF APRIL 3, 2000


TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........  $         294,041.26
                                                           --------------------
        Total............................................  $         294,041.26
                                                           ====================
LIABILITY AND INTEREST OF HOLDERS
    Reimbursement of Sponsors for organization
     expenses(2).........................................  $             424.73
                                                           --------------------
    Subtotal                                                             424.73
                                                           --------------------
Interest of Holders of 297,011 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................  $         296,981.30
  Gross underwriting commissions and organization
    expenses(5)(2).......................................             (3,364.77)
                                                           --------------------
    Subtotal                                                         293,616.53
                                                           --------------------
        Total............................................  $         294,041.26
                                                           ====================


------------


        (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on March 31, 2000. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DG Bank, New York Branch, in the amount of $294,280.96 and deposited with the Trustee. The amount of the letter of credit includes $294,041.26 for the purchase of securities.


        (2) A portion of the Unit Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.43 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsors will pay for this excess amount.


        (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.90 per 1,000 Units offering price only for that day. The Unit Price on any subsequent business day will vary.


        (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on March 31, 2000.


        (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Unit Price. A deferred sales charge of $1.50 per 1,000 Units is payable on May 15, 2000, June 1, 2000 and thereafter on the 1st day of each month through February 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to February 1, 2001, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

DEFINED ASSET FUNDS-R-


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         SELECT S&P INDUSTRIAL PORTFOLIO
recent free Information                  2000 SERIES B
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Chase Manhattan Bank                 complete information about the
1-800-323-1508                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         - Securities Act of 1933 (file no.
                                         333-95065) and
                                         - Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         UNITS OF ANY FUTURE SERIES MAY NOT BE
                                         SOLD NOR MAY OFFERS TO BUY BE ACCEPTED
                                         UNTIL THAT SERIES HAS BECOME EFFECTIVE
                                         WITH THE SECURITIES AND EXCHANGE
                                         COMMISSION. NO UNITS CAN BE SOLD IN ANY
                                         STATE WHERE A SALE WOULD BE ILLEGAL.
                                                                 100602RR--04/00

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

       A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........         8-7221
          Salomon Smith Barney Inc. ..................................         8-8177
          PaineWebber Incorporated....................................        8-16267
          Dean Witter Reynolds Inc. ..................................        8-14172

                          ----------------------------

    B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

          Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       13-5674085
          Salomon Smith Barney Inc. ..................................       13-1912900
          PaineWebber Incorporated....................................       13-2638166
          Dean Witter Reynolds Inc. ..................................       94-0899825
          The Chase Manhattan Bank, Trustee...........................       13-4994650

                                  UNDERTAKING

The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

             SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                      SEC
SERIES NUMBER                                                     FILE NUMBER
-------------                                                     -----------
Equity Income Fund, Investment Philosphy Series 1991
Selected Industrial Portfolio...............................        33-39158
Equity Investor Fund, Select S&P Industrial Portfolio--1998
Series H....................................................       333-64577

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

The following exhibits:


       1.1             -- Form of Trust Indenture (incorporated by reference to Exhibit
                       1.1 to the Registration Statement of Equity Income Fund, Select
                         S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 333-
                         05683.
       1.1.1           -- Form of Standard Terms and Conditions of Trust Effective
                       October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund,
                         Multistate Series--48, 1933 Act File No. 33-50247).
       1.2             -- Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The
                         Corporate Income Fund, One Hundred Ninety-Fourth Monthly
                         Payment Series, 1933 Act File No. 2-90925).
       1.11.1          -- Merrill Lynch Code of Ethics (incorporated by reference to
                       Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the
                         Registration Statement of Equity Participation Series, Low Five
                         Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
       1.11.2          -- Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the
                         Registration of Equity Participation Series Low Five Portfolio,
                         Defined Asset Funds, 1933 Act File No. 333-05685).
       3.1             -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading "How The Fund Works--Legal Opinion" in the
                         Prospectus.
       5.1             -- Consent of independent accountants.
       9.1             -- Information Supplement (incorporated by reference to Exhibit
                       9.1 to the Registration Statement of Equity Investor Fund, Select
                         Ten Portfolio 1999 International Series A (United Kingdom Port-
                         folio), 1933 Act File No. 333-70593).

    The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.
                                   SIGNATURES


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 3RD DAY OF APRIL, 2000.


               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

    A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593

     GEORGE A. SCHIEREN
     JOHN L. STEFFENS

     JAY M. FIFE
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of        Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:          have been filed
                                                                under the 1933 Act
                                                                File Numbers:
                                                                333-63417 and
                                                                333-63033

     MICHAEL A. CARPENTER
     DERYCK C. MAUGHAN

     By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279

     MARGO N. ALEXANDER
     TERRY L. ATKINSON
     BRIAN M. BAREFOOT
     STEVEN P. BAUM
     MICHAEL CULP
     REGINA A. DOLAN
     JOSEPH J. GRANO, JR.
     EDWARD M. KERSCHNER
     JAMES P. MacGILVRAY
     DONALD B. MARRON
     ROBERT H. SILVER
     MARK B. SUTTON
     By ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085,
  Reynolds Inc.:                            333-13039, 333-47553 and 333-89009

     BRUCE F. ALONSO
     RICHARD M. DeMARTINI
     RAYMOND J. DROP
     JAMES F. HIGGINS
     JOHN J. MACK
     MITCHELL M. MERIN
     STEPHEN R. MILLER
     PHILIP J. PURCELL
     JOHN H. SCHAEFER
     THOMAS C. SCHNEIDER
     ALAN A. SCHRODER
     ROBERT G. SCOTT
     By MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)